CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway, Vancouver, BC V4Z 5J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Division Signs Global Recruitment Agreement with Mulgrave School

January 24th, 2013: CIBT Education Group Inc. (NYSE MKT: MBA and TSX: MBA) (“CIBT Group”) is pleased to announce that its newly formed division, Global Education Alliance (“GEA”), has entered into an agreement with Mulgrave School (“Mulgrave”) under which GEA has been appointed as their global recruitment partner.  Mulgrave is a leading Pre-Kindergarten to grade 12 International Baccalaureate World School located in West Vancouver, British Columbia.

Under the terms of the agreement, GEA will assist in the marketing and promotion of Mulgrave for the international market, and will recruit international students, whose families are looking to re-locate to Vancouver, to study at Mulgrave.  GEA will provide student services and recruitment by tapping into CIBT Group’s existing infrastructure and referral network at 50+ locations in 18 countries.

About Mulgrave School:

Founded in September 1993, Mulgrave is located in West Vancouver with students enrolled from Pre-Kindergarten to Grade 12. In May 2006, Mulgrave School was officially accredited as an International Baccalaureate (“IB”) World School, offering the three IB Programmes.  Mulgrave students are taught the IB curriculum, with 95% pursuing the full IB Diploma. Mulgrave has been recognized for their excellence by the Fraser Institute, an independent non-profit Canadian research firm, who awarded Mulgrave as, on average, one of the top ranked schools for the past 5 years among 725 other public and private primary schools in British Columbia in 2011. The school’s graduates currently study at world’s leading universities including Stanford, Cornell, Princeton, the London School of Economics, McGill, the University of Toronto, and the University of British Columbia.

About GEA:

GEA is a student referral service for certain carefully selected schools in Canada and the U.S. GEA leverages CIBT Group’s extensive international agent network and existing academic partnerships in various countries to increase international enrollments at its North American partner schools, which includes high ranking primary and secondary schools, and public and private universities in Canada and the United States.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE MKT LLC, CIBT Group owns and operates a network of business, technical and language colleges and offers cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, healthcare, hotel management and tourism, English language training, English teacher certification, junior and high school preparation program for overseas study, and other career/vocational training. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada, and Global Career Center (“GCC”). GCC is a job placement call center located in the Philippines dedicated to providing employment services to CIBT Group graduates for free throughout their careers. Visit us online at www.cibt.net.

For more information contact:

Toby Chu

Vice-Chairman, President & CEO

CIBT Education Group Inc.

Investor Relations Contact:1-604-871-9909 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:

Some statements in this news release contain forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to statements in this news release as to expectations for the partnership with Mulgrave, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE MKT-LLC nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.